U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    GOOGLE, INC.

2.  Name of person relying on exemption:
    PAX WORLD FUNDS SERIES TRUST I

3.  Address of person relying on exemption:
    30 PENHALLOW ST, STE 400, PORTSMOUTH, NH 03801

4. Written materials. Written materials are submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Rebuttal to Google Inc.s
Opposition Statement Regarding Reducing Health Hazards from
Manufacturing and Recycling Lead Batteries at Company Data
Centers

Proposal on Reducing Health Hazards from Manufacturing and
Recycling Lead Batteries:

This proposal has been filed by Pax World Mutual Funds. It seeks to address the inadequacy of Google Inc.s (Google) disclosure of its policies and procedures governing the disposal of lead batteries at company data center operations. Shareholders need to understand how Google tracks the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Currently, shareholders are missing key pieces of information about how Google disposes of lead batteries used in its data center operations. Google has publicly recognized that chemicals in its own buildings can adversely affect the health and well-being of its own employees. As a result, Google has excluded certain chemicals and toxic elements from its buildings, such as lead. (i)

Shareholders are being asked to vote FOR a report including the following:

1.	Company policies and procedures governing how Google tracks
shipments of used batteries to recycling facilities.

2.	Company policies and procedures governing how the company
ensures that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States.

3.	Information about any mechanisms the company uses (such as
company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against environmental and occupational performance standards.

Background:

Recently, there have been many published articles and media reports of lead poisoning incidents in communities surrounding lead battery manufacturing and recycling facilities in developing countries. The neurotoxic and developmental impacts of lead have been well-established for years, leading to, for example, global action to reduce and eliminate lead in paint and gasoline. Currently, 80% of modern lead usage is in the production of batteries of which more than 95% are recycled. (ii)

Large consumers of lead batteries, including data center operators, can play a significant role in improving the environmental performance of lead battery manufacturing and recycling. According to the New York Times, most large data centers contain banks of huge, spinning flywheels or thousands of lead-acid batteries - many of them similar to automobile batteries - to power the computers in case of a grid failure as brief as a few hundredths of a second, an interruption that could crash the servers. (iii) Recently enacted environmental standards in the United States on lead pollution make domestic recycling more difficult and expensive, but do not prohibit companies from exporting the work and the danger to countries where standards are low and enforcement is lax. (iv)

As a result, there are reportedly high levels of community and occupational exposures around lead battery recycling plants in Mexico, a country that receives approximately 20% of the United States' used industrial and vehicle batteries. (v)

Industry has also taken note of the risks associated with purchasing and recycling lead batteries. Currently, IBM provides information on its website related to the recycling and disposal of lead batteries in the U.S. (vi) Similarly, Sprint recently adopted a lifecycle policy on lead-acid batteries. Sprint's policy states the following:

	Sprint recognizes present and potential impacts to the environment, surrounding communities and occupations associated with the lead-acid battery recycling process outside the United States. Given the high standard for operations set by federal regulators in the United States, Sprint will endeavor to direct the recycling of lead-acid batteries to facilities operated in the United States in its commercial agreements for these services going forward. Sprint intends to continue this approach until lead-acid battery recycling plants outside the United States are operating under equivalent or substantially similar environmental and occupational standards. (vii)

Rationale for a FOR vote:

1.	Google, as the owner and operator of a large number of data
centers worldwide, is both directly and indirectly exposed to the reputational and legal risks associated with health hazards from purchasing and recycling lead batteries.

2.	Googles opposition statement argues that the company already demonstrates a commitment to the safe handling of lead batteries; however, Google investors have no data on which to base independent evaluations of performance, or to compare the companys efforts in this area to peers.

3.	Google has already demonstrated concern for the impact of
chemicals on its own workers by regulating toxic elements used in company-owned buildings. Google has recognized that chemicals in its buildings can adversely affect the health and well-being of its own employees. Despite the companys efforts in this area, Google risks being viewed as a laggard by not publicly addressing the risks associated with health hazards from purchasing and recycling lead batteries.

The proponent urges shareholders to vote FOR this shareholder resolution.

For questions regarding the this proposal please contact
Greg Hasevlat, Pax World Management LLC, 603-431-8022 or ghasevlat@paxworld.com

 (i) http://www.google.com/green/efficiency/oncampus/#building
 (ii) http://www.ila-lead.org/lead-facts
 (iii) http://www.nytimes.com/2012/09/23/technology/data-centers-waste-vast-
	amounts-of-energy-belying-industry-image.html?pagewanted=all
 (iv) http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-
	puts-mexicans-in-danger.html?pagewanted=all&_r=1&
 (v) http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-
	puts-mexicans-in-danger.html?pagewanted=all&_r=1&
 (vi) http://www.ibm.com/ibm/environment/products/battery_us.shtml
 (vii) http://www.sprint.com/responsibility/ouroperations/resource/e-waste.html